

February 28, 2014

Gerald K. Carlson
Chief Executive Officer
Phibro Animal Health Corporation
Glenpointe Centre East, 3rd Floor
300 Frank W. Burr Boulevard, Suite 21
Teaneck, New Jersey 07666-6712

     Re: **Phibro Animal Health Corporation**
             Amendment No. 1 to Draft Registration Statement on Form S-1
             Submitted February 14, 2014
             CIK No. 377-00437

Dear Mr. Carlson:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Although we note your response to prior comment 4, the information on your cover page should be limited to information required by Item 501 of Regulation S-K. Please revise your cover page to identify only the lead or managing underwriters and delete the reference to "Joint Book-Running Managers" as such designations are not required by Item 501 of Regulation S-K, conflict with plain English principles and are not material to an investment decision. If you wish to continue to use these designations, please limit their use to the "Underwriting" section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

2.   Please expand your disclosures to discuss the material changes in results of operations for the most recent fiscal quarter ending December 31, 2013 and the corresponding fiscal quarter ending December 31, 2012 of the preceding fiscal year. Please refer to Regulation S-K, Item 303(B)(2) for further guidance.

Principal and Selling Stockholders, page 124

3.   We note your response to prior comment 20. Please identity of the persons who have shared voting or investment power over Mayflower. See Regulation S-K C&DI No. 240.04.

Financial Statements, page F-1

Note 14 – Commitments and Contingencies, page F-27

Claims and Litigation, page F-29

4.   We are currently considering your response to prior comment 29 of our letter dated February 7, 2014 and the supplemental information submitted to support your conclusion to record a gain contingency. We may have further comments.

Exhibits

5.   Please file as exhibits your New Credit Facilities.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief